January 28, 2026

E. Will Gray
Chief Executive Officer
New Era Energy & Digital, Inc.
4501 Santa Rosa Dr.
Midland, TX 79707

       Re: New Era Energy & Digital, Inc.
           Registration Statement on Form S-3
           Filed January 23, 2026
           File No. 333-292892
Dear E. Will Gray:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Logan Weissler